                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


    (Mark One)

    { X } ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 {FEE REQUIRED}

             FOR THE FISCAL YEAR ENDED OCTOBER 31, 1993

                                       OR

    {   }    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 {NO FEE REQUIRED}

             for the transition period from ___________ to __________




                         COMMISSION FILE NUMBER  1-7916



    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         THE RECOGNITION FLEX/SAVE PLAN



    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         RECOGNITION INTERNATIONAL INC.

                            2701 EAST GRAUWYLER ROAD
                              IRVING, TEXAS 75061

                                   SIGNATURES



    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               THE RECOGNITION FLEX/SAVE PLAN
                                                       (Name of Plan)




Date: March 7, 1994                       By:  /s/ LARRY H. LATTIG
                                                   Larry H. Lattig, Chairperson
                                                   Retirement Plan Committee
                                                   (Plan Administrator)

                         THE RECOGNITION FLEX/SAVE PLAN
                         INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Report of Independent Accountants                                            F-2

Statement of Financial Condition at
  October 31, 1993 and 1992                                                  F-3

Statement of Income and Changes in Plan Equity for
  the years ended October 31, 1993, 1992 and 1991                            F-4

Notes to Financial Statements                                                F-5

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrator and Participants
  of The Recognition Flex/Save Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of The Recognition Flex/Save Plan at October 31, 1993 and 1992, and the results of its operations and the changes in its plan equity for each of the three years in the period ended October 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, The Recognition Employee Stock Ownership Plan was merged into the Plan effective October 18, 1992.





PRICE WATERHOUSE

Dallas, Texas
February 16, 1994

                         THE RECOGNITION FLEX/SAVE PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                At October 31,

                                     -----------------------------------------------------------------------------------------------
                                                                                 1993
                                     -----------------------------------------------------------------------------------------------
                                        RECOGNITION     NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY         SPECTRUM
                                           STOCK          GROWTH        TECHNOLOGY        GROWTH          INCOME          INCOME
                                           FUND            FUND            FUND            FUND            FUND            FUND
                                     --------------- --------------- --------------- --------------- --------------- ---------------
Assets
 Cash                                $         6,338 $               $               $               $               $
 Investment income receivable
 Investments (Note 3):
  Recognition International Inc.
   common stock, at market
    Participant account (cost of
     $5,145,996 in 1993 and
     $5,431,404 in 1992)                   7,887,795
    Suspense account (471,128 shares
     in 1993 and 588,910 shares in
     1992, cost of $5,243,655 in 1993
     and $6,554,568 in 1992)               8,009,176
  New America Growth Fund, at market
   (cost of $3,531,194 in 1993 and
   $2,631,492 in 1992)                                     4,506,263
  Science and Technology Fund, at
   market (cost of $2,028,813 in 1993
   and $665,593 in 1992)                                                   2,561,334
  Spectrum Growth Fund, at market
   (cost of $1,808,674 in 1993 and
   $945,862 in 1992)                                                                       2,052,297
  Equity Income Fund, at market
   (cost of $6,220,956 in 1993 and
   $4,690,100 in 1992)                                                                                     6,729,490
  Spectrum Income Fund, at market
   (cost of $2,027,726 in 1993 and
   $1,248,267 in 1992)                                                                                                    2,101,271
  U.S. Treasury Money Fund
  Stable Value Fund
  Temporary investments                       11,428
 Contributions receivable (Note 4)
 Participant loans (Note 1)
 Other receivables
                                     --------------- --------------- --------------- --------------- --------------- --------------
    Total assets                          15,914,737       4,506,263       2,561,334       2,052,297       6,729,490      2,101,271
                                     --------------- --------------- --------------- --------------- --------------- --------------
Liabilities
 Withdrawals and terminations
  payable in:
   Cash                                       12,067          32,004           1,134          32,772          48,616         49,140
   Recognition International Inc.
    common stock, at market (Note 5)
 Long-term debt (Note 8)                   4,535,997
                                     --------------- --------------- --------------- --------------- --------------- --------------
    Total liabilities                      4,548,064          32,004           1,134          32,772          48,616         49,140
                                     --------------- --------------- --------------- --------------- --------------- --------------
Plan equity                          $    11,366,673 $     4,474,259 $     2,560,200 $     2,019,525 $     6,680,874 $    2,052,131
                                     =============== =============== =============== =============== =============== ==============

                                      -------------------------------------------------------------------------------
                                                                   1993                                    1992
                                      --------------------------------------------------------------- ---------------
                                        U.S. TREASURY                    PARTICIPANT
                                            MONEY          STABLE           LOAN
                                            FUND         VALUE FUND         FUND            TOTAL         (Note 10)
                                      --------------- --------------- --------------- --------------- ---------------
Assets
 Cash                                 $               $               $               $         6,338 $        92,646
 Investment income receivable                                                                                  57,600
 Investments (Note 3):
  Recognition International Inc.
   common stock, at market
    Participant account (cost of
     $5,145,996 in 1993 and
     $5,431,404 in 1992)                                                                    7,887,795       6,634,224
    Suspense account (471,128 shares
     in 1993 and 588,910 shares in
     1992, cost of $5,243,655 in 1993
     and $6,554,568 in 1992)                                                                8,009,176       7,432,044
  New America Growth Fund, at market
   (cost of $3,531,194 in 1993 and
   $2,631,492 in 1992)                                                                      4,506,263       2,785,119
  Science and Technology Fund, at
   market (cost of $2,028,813 in 1993
   and $665,593 in 1992)                                                                    2,561,334         732,702
  Spectrum Growth Fund, at market
   (cost of $1,808,674 in 1993 and
   $945,862 in 1992)                                                                        2,052,297         952,424
  Equity Income Fund, at market
   (cost of $6,220,956 in 1993 and
   $4,690,100 in 1992)                                                                      6,729,490       4,627,694
  Spectrum Income Fund, at market
   (cost of $2,027,726 in 1993 and
   $1,248,267 in 1992)                                                                      2,101,271       1,230,915
  U.S. Treasury Money Fund                  1,769,052                                       1,769,052       1,094,277
  Stable Value Fund                                        16,056,746                      16,056,746      16,360,796
  Temporary investments                                                                        11,428          10,115
 Contributions receivable (Note 4)                                                                            306,773
 Participant loans (Note 1)                                                 2,280,274       2,280,274       1,784,167
 Other receivables                                                                                            227,869
                                      --------------- --------------- --------------- --------------- ---------------
    Total assets                            1,769,052      16,056,746       2,280,274      53,971,464      44,329,365
                                      --------------- --------------- --------------- --------------- ---------------
Liabilities
 Withdrawals and terminations
  payable in:
   Cash                                        13,667         148,287                         337,687       1,056,125
   Recognition International Inc.
    common stock, at market (Note 5)                                                                           56,330
 Long-term debt (Note 8)                                                                    4,535,997       5,451,441
                                      --------------- --------------- --------------- --------------- ---------------
    Total liabilities                          13,667         148,287               0       4,873,684       6,563,896
                                      --------------- --------------- --------------- --------------- ---------------
Plan equity                           $     1,755,385 $    15,908,459 $     2,280,274 $    49,097,780 $    37,765,469
                                      =============== =============== =============== =============== ===============

See notes to financial statements.

                         THE RECOGNITION FLEX/SAVE PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                            Years Ended October 31,

                                     ----------------------------------------------------------------------------------------------
                                                                                 1993
                                     ----------------------------------------------------------------------------------------------
                                        RECOGNITION     NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY         SPECTRUM
                                           STOCK          GROWTH        TECHNOLOGY        GROWTH          INCOME          INCOME
                                           FUND            FUND            FUND            FUND            FUND            FUND
                                     --------------- --------------- --------------- --------------- --------------- --------------
Investment income (Note 3)           $         1,403 $        22,963 $        62,986 $        75,518 $       361,222 $      117,019

Deposits and contributions
 (Note 4)                                  1,609,632         667,380         483,348         525,307         883,812        502,456

Unrealized gains
 on investments (Note 2)                   3,427,024         821,441         465,413         237,062         570,939         90,898

Realized gains (losses) on
 investments (Notes 2 and 7)                 955,321          70,515          40,268          10,608          29,475          3,914

Withdrawals and terminations
 paid in:
  Cash                                      (195,311)       (170,312)        (60,262)        (75,966)       (403,167)      (115,516)
  Recognition International Inc.
    common stock, at market
    9,965 shares, cost of $100,444
    in 1993; 8,215 shares, cost of
    $64,691 in 1992; 11,963 shares,
    cost of $106,313 in 1991 (Note 5)       (132,317)

Interfund transfers                       (1,779,227)        212,341         789,235         256,566         557,846        172,320

Interest expense                            (477,001)

Administrative fees

Other income (expense)
                                     --------------- --------------- --------------- --------------- --------------- --------------
Net increase (decrease) in plan
 equity                                    3,409,524       1,624,328       1,780,988       1,029,095       2,000,127        771,091

Merger of ESOP (Note 9)

Equity, beginning of year                  7,957,149       2,849,931         779,212         990,430       4,680,747      1,281,040
                                     --------------- --------------- --------------- --------------- --------------- --------------
Equity, end of year                  $    11,366,673 $     4,474,259 $     2,560,200 $     2,019,525 $     6,680,874 $    2,052,131
                                     =============== =============== =============== =============== =============== ==============

                                     ----------------------------------------------------------------------------------------------
                                                                                 1993
                                     ----------------------------------------------------------------------------------------------
                                       U.S. TREASURY                                                    PARTICIPANT
                                           MONEY          STABLE         INTEREST         EQUITY           LOAN
                                           FUND         VALUE FUND         FUND            FUND            FUND            TOTAL
                                     --------------- --------------- --------------- ---------------  -------------- --------------
Investment income (Note 3)           $        34,388 $       968,349 $               $           745 $       147,059 $    1,791,652

Deposits and contributions
 (Note 4)                                    350,122       1,004,727                                                      6,026,784

Unrealized gains
 on investments (Note 2)                                                                                                  5,612,777

Realized gains (losses) on
 investments (Notes 2 and 7)                                                                                              1,110,101

Withdrawals and terminations
 paid in:
  Cash                                       (88,885)     (1,363,025)                                       (102,453)    (2,574,897)
  Recognition International Inc.
    common stock, at market
    9,965 shares, cost of $100,444
    in 1993; 8,215 shares, cost of
    $64,691 in 1992; 11,963 shares,
    cost of $106,313 in 1991 (Note 5)                                                                                      (132,317)

Interfund transfers                          388,354        (974,443)        (20,342)        (54,152)        451,502

Interest expense                                                                                                           (477,001)

Administrative fees                          (51,124)                                                                       (51,124)

Other income (expense)                                                                        26,336                         26,336
                                     --------------- --------------- --------------- --------------- --------------- --------------
Net increase (decrease) in plan
 equity                                      632,855        (364,392)        (20,342)        (27,071)        496,108     11,332,311

Merger of ESOP (Note 9)

Equity, beginning of year                  1,122,530      16,272,851          20,342          27,071       1,784,166     37,765,469
                                     --------------- --------------- --------------- --------------- --------------- --------------
Equity, end of year                  $     1,755,385 $    15,908,459 $             0 $             0 $     2,280,274 $   49,097,780
                                     =============== =============== =============== =============== =============== ==============

                                     ------------------------------
                                          1992           1991
                                     -------------- ---------------
                                        (Note 11)      (Note 12)
                                     -------------- ---------------
Investment income (Note 3)           $    1,690,192  $    2,189,398

Deposits and contributions
 (Note 4)                                 4,943,398       3,514,028

Unrealized gains
 on investments (Note 2)                  2,638,774       1,797,846

Realized gains (losses) on
 investments (Notes 2 and 7)                892,000         (76,458)

Withdrawals and terminations
 paid in:
  Cash                                   (3,218,204)     (4,528,105)
  Recognition International Inc.
    common stock, at market
    9,965 shares, cost of $100,444
    in 1993; 8,215 shares, cost of
    $64,691 in 1992; 11,963 shares,
    cost of $106,313 in 1991 (Note 5)       (82,108)        (76,474)

Interfund transfers

Interest expense

Administrative fees                         (30,417)        (41,807)

Other income (expense)                         (369)         (3,026)
                                     --------------  --------------
Net increase (decrease) in plan
 equity                                   6,833,266       2,775,402

Merger of ESOP (Note 9)                   2,893,907

Equity, beginning of year                28,038,296      25,262,894
                                     --------------  --------------
Equity, end of year                      37,765,469      28,038,296
                                     ==============  ==============

                         THE RECOGNITION FLEX/SAVE PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Organization of the Plan

         The Plan is a defined contribution plan for employees of Recognition International Inc. and certain domestic subsidiaries (the "Company"). Generally, any full-time employee who has completed 90 days of continuous service is eligible to participate. Participants may elect to defer a percentage of their eligible compensation, as defined by the Plan, which is withheld from their paychecks and contributed to the Plan.

         The Plan Administrator was changed from an individual to the Retirement Plan Committee effective November 1, 1991. The Trustee for the Plan was Texas Commerce Bank-Dallas, N.A. until April 30, 1992.

         Effective May 1, 1992, the Plan was amended in a number of respects and an amended and restated Trust Agreement was entered into with the new Plan Trustee, T. Rowe Price Trust Company. The amendments included the following:

(1) The Plan Administrator was given the power and responsibility to select all investment funds to be offered under the Plan, other than the Recognition Stock Fund.

(2) Participants were given the ability to change investment fund selections daily, via telephone request.

(3) Plan provisions regarding loans and hardship withdrawals were changed to be consistent with new Internal Revenue Service regulations.

(4) The Plan Administrator was allowed to charge fees to participants for loans, withdrawals and certain other transactions to cover Trustee fees and other costs.

         Effective October 18, 1992 (the "Merger Date"), the Company's Employee Stock Ownership Plan ("ESOP") was merged into the Plan and the Plan was amended and restated (see Note 9 - Merger of ESOP). The amendments included the following:

(1) Each participant's account in the former ESOP was transferred to the Plan and ESOP account balances of participants who were employees on the Merger Date became fully vested.

(2) The assets of the ESOP, including the unallocated shares of Company common stock in the suspense account, continued to be held in a separate trust (the "ESOP Trust") with Bankers Trust Company of New York as the ESOP Trustee. The other assets of the Plan, including the pre-merger assets of the Plan and ongoing participant deferrals, continued to be held in a separate trust (the "401(k) Trust") with T. Rowe Price Trust Company as the 401(k) Trustee.

(3) The Company contribution formerly allocated in cash was replaced with an allocation of shares of Company common stock from the ESOP.

(4) Participants were allowed to transfer fully vested account balances from the ESOP Trust to the 401(k) Trust.

         The ESOP has a loan which was used to purchase shares of Company common stock ("ESOP Stock"). The loan is payable to the Company. Each year, the Company is required to make cash contributions to the Plan sufficient to make payments due on the loan. The ESOP Stock purchased with the loan is held in a suspense account and allocated to Plan participants over a period of years as the loan is repaid.

         The Plan was amended September 30, 1993 as follows:

         (1) Plan provisions regarding allocation of ESOP Stock and additional employer contributions were changed to allow former participants whose employment was terminated during the fourth quarter of the fiscal year because of reduction in force to share in the allocation.

         (2) Provisions were added to comply with the Internal Revenue Code (the "Code") provisions which impose a 20% mandatory withholding tax on a distribution from the Plan unless the distribution is transferred directly to another qualified plan or IRA.

         The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar year 1993, was $8,994. Participant compensation in excess of $228,860 for the Plan year 1993 was excluded in calculating participant deferrals and allocation of employer contributions (whether in cash or stock). Total contributions during any Plan year, including both participants' deferrals and allocation of employer contributions (whether in cash or stock), may not exceed the maximum amount the Company may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

         Subsequent to the Merger Date, the Plan provided for the allocation of ESOP Stock from the suspense account based on participants' proportionate contributions for the year, with certain adjustments. For the year ended October 31, 1993, the maximum contribution considered in the allocation was a contribution of three percent of each participant's compensation. For the year ended October 31, 1992, the maximum contribution considered was six percent of each participant's compensation. The Company's Board of Directors may also authorize additional discretionary contributions.

         Prior to the Merger Date, the Plan provided for matching contributions by the Company generally equal to the lesser of (i) 50 percent of the eligible compensation deferred by the participants, up to the first six percent of compensation deferred, or (ii) the Company's retained earnings for the year unless the Company's Board of Directors authorized a greater matching contribution.

         Contributions to the Plan are held in trust and invested in the investment funds described in "Note 3 - Investment programs" at the election of the participant.

         The Plan allows a participant to borrow up to 50 percent of his vested interest in the Plan (other than amounts held in the ESOP Trust). The loan bears interest at a rate established by the Plan Administrator. Beginning May 1, 1993, interest rates on loans are based on the applicable Federal Rate (as calculated by the IRS) as of the beginning of the fiscal quarter, plus one percent. Prior to May 1, 1993, rates were based on the prime rate at the beginning of the fiscal quarter, plus one percent. Repayment is made through payroll deductions.

         The total amount credited to a participant's accounts is distributed upon retirement, disability or death, regardless of the number of years of service. If employment terminates for any other reason, the total amount credited to the participant's contribution account and the vested portion (which ranges from 25 percent with two years of service to 100 percent with five years of service) of the participant's Company contribution account is eligible for distribution. The distribution is automatic if the participant's account balance is $3,500 or less. If the amount is more than $3,500, the participant must consent to distribution in writing. The distribution is made by delivery of cash equal to the value of the participant's vested account balance, other than the Recognition Stock Fund which may be distributed in either cash or whole shares of Company common stock. Prior to termination, a participant may withdraw the vested portion of Company contributions, except those held in the ESOP Trust, which have been in the Plan at least two years.
A participant's own contributions may only be withdrawn after age 59 1/2 or in the case of "hardship" (as defined in regulations under the Code). For six months after any withdrawal, the participant is suspended from making contributions.

         The Board of Directors of the Company may terminate the Plan at any time by appropriate resolution. The Board also has the power to suspend or discontinue the Company's contributions to the Plan. Upon termination of the Plan or permanent discontinuance of Company contributions, the proportionate interest of each participant becomes fully vested and is to be distributed after provision is made for the expenses of administration, termination and liquidation.

         In accordance with the provisions of the Plan and the Trust Agreements, all normal expenses of administering the Plan are paid by the Trustees out of forfeitures of Company contributions with any deficiency being paid by the Company or by the Trustees from the Trust assets, at the Company's option. Administrative expenses paid by the Plan during 1993, the first six months of 1992, and during 1991 were funded from forfeitures. Administrative expenses for the last six months of 1992 were paid directly by the Company.

Note 2 - Accounting policies

         The Plan maintains its accounts on the accrual basis of accounting.

         Investments - Investments in marketable securities and long-term investments are recorded in the Plan at market value. The appreciation or depreciation of those investments, based upon the quoted market value at October 31, is recorded as an unrealized increase or decrease in Plan equity for the fiscal year. Securities distributed are recorded at market value (at the date of withdrawal) and the difference between the average cost of the investments in the fund and such market value is recorded as a realized gain or loss in the year of distribution. Temporary investments are recorded at cost which approximates market.

         Federal income taxes - The Internal Revenue Service recently issued a favorable determination letter dated January 28, 1994 on the qualification of the Plan under Sections 401(a), 401(k) and 4975 of the Code and the tax-exempt status of the related Trusts under Section 501(a) of the Code. The determination letter covers: (1) the restated Plan, effective November 1, 1989; (2) all amendments to the 1989 restatement; (3) the restated Plan, effective October 18, 1992; and (4) the First Amendment to the 1992 restatement. The letter also covers The Recognition Employee Stock Ownership Plan, which was merged with the Plan effective October 18, 1992, and amendments thereto. The determination letter is conditioned upon the Company's adoption of a Second Amendment to the 1992 restatement of the Plan submitted to, and approved by, the Internal Revenue Service in connection with its review of the Plan. The Company intends to adopt this Second Amendment in the near future. The determination letter is also conditioned on the Plan's operation in accordance with Sections 401(a), 401(k) and 4975 of the Code.

         Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made by the Company or withheld from the participant's compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan Trustee(s), until the participant's account is distributed or unqualifiedly made available to the participant.

Note 3 - Investment programs

         Beginning May 1, 1992, each participant has the option to specify that contributions made for his account be invested in any one of, or divided among, the Recognition Stock Fund, and seven funds sponsored by T. Rowe Price Associates, Inc. or its affiliates: the New America Growth Fund, the Science & Technology Fund, the Spectrum Growth Fund, the Equity Income Fund, the Spectrum Income Fund, the U.S. Treasury Money Fund and the Stable Value Fund. Prior to April 30, 1992, each participant had the option to specify that contributions made for his account be invested in any one of, or divided among, the Recognition Stock Fund, the Aggressive Equity Fund, the Conservative Equity Fund, or the Interest Fund.

         Contributions designated to the Recognition Stock Fund are invested in Company common stock by purchases generally made in the open market at no more than the prevailing market price. Participants' investments in the Recognition Stock Fund at October 31, 1993 and 1992 were as follows:

                                                              1993                      1992
                                                            --------                  --------
         Market value per share                               $17.00                    $12.62
         Number of shares held                               463,988                   525,610
         Number of participants                                1,023                     1,753

         Contributions designated to the New America Growth Fund are invested in a mutual fund which seeks long-term growth of capital through investments primarily in the common stocks of U.S. companies which operate in the service sector of the economy. Current income is a secondary objective of this fund. Total return from an investment in this fund consists primarily of capital appreciation (or depreciation), and secondarily of dividend income. Participants' investments in the New American Growth Fund at October 31, 1993 and 1992 were as follows:

                                                              1993                      1992
                                                            --------                  --------
         Market value per share                               $28.95                    $22.63
         Number of shares held                               155,657                   123,072
         Number of participants                                  669                       642

         Contributions designated to the Science & Technology Fund are invested in a mutual fund which seeks long-term growth of capital through investments primarily in the common stocks of companies which are expected to benefit from the development, advancement and use of science and technology. Current income is incidental to this fund's investment objective. Total return consists primarily of capital appreciation or depreciation. Participants' investment in the Science & Technology Fund at October 31, 1993 and 1992 were as follows:

                                                              1993                      1992
                                                            --------                  --------
         Market value per share                               $21.58                   $16.04
         Number of shares held                               118,690                   45,680
         Number of participants                                  486                      357

         Contributions designated to the Spectrum Growth Fund are invested in a mutual fund which seeks long-term growth of capital and growth of income by investing primarily in a diversified group of mutual funds which in turn invest principally in equity securities. Current income is a secondary objective of this fund. This fund's investment return is diversified by its investments in the underlying mutual funds which invest in traditional growth companies, small aggressive growth stocks, growth and income stocks and international securities. Participants' investment in the Spectrum Growth Fund at October 31, 1993 and 1992 were as follows:

                                                              1993                      1992
                                                            --------                  --------
         Market value per share                               $12.33                   $10.59
         Number of shares held                               166,447                   89,936
         Number of participants                                  437                      383

         Contributions designated to the Equity Income Fund are invested in a mutual fund which seeks to provide high current income by investing primarily in dividend-paying stocks of established companies. In selecting such stocks, this fund emphasizes companies with favorable prospects for increasing dividend income, and secondarily, capital appreciation. Total return consists primarily of dividend income and secondarily of capital appreciation (or depreciation). Participants' investments in the Equity Income Fund at October 31, 1993 and 1992 were as follows:

                                                              1993                      1992
                                                            --------                  --------
         Market value per share                               $17.20                    $15.50
         Number of shares held                               391,249                   298,561
         Number of participants                                  773                       706

         Contributions designated to the Spectrum Income Fund are invested in a mutual fund which seeks a high level of current income and preservation of capital by investing primarily in a diversified group of mutual funds which in turn invest principally in fixed income securities. This fund's net asset value per share fluctuates principally in response to changes in interest rate levels. Total return consists primarily of dividend income and secondarily of capital appreciation (or depreciation). Participants' investments in the Spectrum Income Fund at October 31, 1993 and 1992 were as follows:

                                                              1993                      1992
                                                            --------                  --------
         Market value per share                               $11.34                    $10.72
         Number of shares held                               185,297                   114,824
         Number of participants                                  436                       392

         Contributions designated to the U.S. Treasury Money Fund are primarily invested in a money market fund which seeks to maximize safety of capital, liquidity and the highest available current income. This fund invests in securities backed by the full faith and credit of the U.S. Government, primarily U.S. Treasury securities. The average portfolio maturity will not be greater than 90 days. This fund had an effective interest rate of 2.51 and
3.24 percent for the years ended December 31, 1993 and 1992, respectively. At October 31, 1993 and 1992, the number of participants in this fund totaled 355 and 255, respectively.

         Contributions designated to the Stable Value Fund are primarily invested in a bank collective investment fund which seeks to provide a competitive rate of return while maintaining principal stability. To achieve its objective, this fund invests primarily in a portfolio of guaranteed investment contracts issued by U.S. and Canadian insurance companies, structured investment contracts and bank investment contracts. This fund had an effective interest rate of 6.08 and 6.88 percent for the years ended December 31, 1993 and 1992, respectively. At October 31, 1993 and 1992, the number of participants in this fund totaled 808 and 873, respectively.

         Contributions designated to the Interest Fund were primarily invested in the Aetna Life Insurance Company Multivestor Group Annuity Contract (Aetna Contract) which was established May 1, 1979. Active investment in this fund was discontinued effective April 30, 1992 and participants selected amounts to be reallocated to the other funds. The cash remaining in this fund at October 31, 1992 represented amounts awaiting final allocation by the Trustee. These amounts were allocated by the Trustee during 1993.

         Trust assets in the Equity Fund were invested primarily in the equity fund of the special purpose funds maintained under InterFirst Bank Dallas, N.A. Investment Trust for Employee Benefit Plans. Active investment in this fund was discontinued effective June 30, 1986. The cash remaining in this fund at October 31, 1992 represented amounts awaiting final allocation by the Trustee. These amounts were allocated by the Trustee during 1993.

Note 4 - Deposits and contributions

         Deposits and contributions for the years ended October 31, 1993, 1992 and 1991 were as follows:

                                                   1993                  1992                  1991
                                                ----------            ----------            ----------
         Employee savings
            contributions                       $3,889,668            $3,075,807            $2,625,932
         Rollover contri-
            butions from
            unaffiliated
            plans                                  744,671               717,591                34,266
         Employer
            matching
               contributions                                                                   853,830
         ESOP loan principal
               and interest
               payment                           1,392,445             1,150,000
                                                ----------            ----------            ----------
                                                $6,026,784            $4,943,398            $3,514,028
                                                ==========            ==========            ==========

        The employer matching contribution for 1991 was computed at 50 percent up to the first six percent of eligible compensation deferred. The ESOP loan payment in 1993 and 1992 resulted in 117,782 and 130,690 shares, respectively, being allocated from the suspense account to participants, including, in 1992, 567 shares allocated to former ESOP participants who died, retired or were disabled. The allocation of ESOP Stock from the suspense account for the year ended October 31, 1993 was based on participants' proportionate contributions for the year, with certain adjustments, up to a contribution of three percent of each participant's compensation. The allocation of ESOP stock for the year ended October 31, 1992 was based on participants' proportionate contributions for the year, with certain adjustments, up to a contribution of six percent of each participant's compensation.

        Contributions receivable at October 31, 1992 included employee contributions withheld from participants' compensation of $306,773.

Note 5 - Withdrawals and terminations payable

         Withdrawals and terminations payable in Company common stock at October 31, 1992 were as follows:

                                                           1992
                                                         --------
                 Market value per share                   $ 12.62
                 Number of shares                           4,464
                 Aggregate market value                   $56,330
                 Aggregate cost                           $49,657

Note 6 - Forfeitures

         Employer matching contributions forfeited by participants upon withdrawing from the Plan may be recredited to their accounts upon returning to the Plan if certain requirements are met. In accordance with provisions of the Plan, forfeitures of participants' equity in employer contributions of $51,124, $30,417 and $41,807 in 1993, 1992 and 1991, respectively, which were not required to be recredited, were used to pay administrative fees of the Plan.

Note 7 - Realized gains (losses) from sales of investments

         Realized gains (losses) for the years ended October 31, 1993, 1992 and 1991 were as follows:

                                                   1993                   1992                  1991
                                                ----------             ---------             ---------
        Recognition Stock
          Fund
          Market price                          $4,785,325             $637,225              $216,455
          Aggregate cost                         3,830,004              675,983               312,454
                                                ----------             --------              --------
          Realized gains
               (losses)                         $  955,321             $(38,758)             $(95,999)
                                                ==========             ========              ========

        New America Growth
          Fund
          Market price                          $  608,154             $125,187
          Aggregate cost                           537,639              124,092
                                                ----------             --------
          Realized gains                        $   70,515             $  1,095
                                                ==========             ========

        Science & Technology
          Fund
          Market price                          $  285,571             $ 40,575
          Aggregate cost                           245,303               38,826
                                                ----------             --------
          Realized gains                        $   40,268             $  1,749
                                                ==========             ========

        Spectrum Growth
          Fund
          Market price                          $  297,134             $ 37,751
          Aggregate cost                           286,526               37,583
                                                ----------             --------
          Realized gains                        $   10,608             $    168
                                                ==========             ========

        Equity Income Fund
          Market price                          $1,041,710             $227,668
          Aggregate cost                         1,012,235              229,482
                                                ----------             --------
          Realized gains
           (losses)                             $   29,475             $ (1,814)
                                                ==========             ========

        Spectrum Income
          Fund
          Market price                          $  329,692             $ 76,392
          Aggregate cost                           325,778               76,246
                                                ----------             --------
          Realized gains                        $    3,914             $    146
                                                ==========             ========

         Realized gains (losses) for the former investment funds for the years ended October 31, 1992 and 1991 were as follows:

                                                                        1992                   1991
                                                                     ----------              --------
        Aggressive Equity Fund
           Market price                                              $2,118,683              $349,885
           Aggregate cost                                             1,963,220               324,785
                                                                     ----------              --------
           Realized gains                                            $  155,463              $ 25,100
                                                                     ==========              ========

        Conservative Equity Fund
           Market price                                              $3,558,489              $695,072
           Aggregate cost                                             3,416,342               700,631
                                                                     ----------              --------
           Realized gains (losses)                                   $  142,147              $ (5,559)
                                                                     ==========              ========

         The Interest Fund recorded a gain of $631,804 due to a market value adjustment in April 1992 resulting from the difference between book and market value at the time of liquidation.

         Included in the Recognition Stock Fund's realized gains (losses) for the years ended October 31, 1993, 1992 and 1991 were realized gains (losses) from stock distributions in the amounts of $31,873, $17,418 and $(29,839), respectively.

Note 8 - Long-term debt

         In October 1992, in connection with the merger of the ESOP into the Plan, the Plan assumed a loan which is payable to the Company (the "ESOP Loan") in six annual installments beginning October 31, 1992. The loan accrues interest at a rate of 8.75 percent. Annual principal payments on the ESOP Loan are due October 31 each year as follows:

                   1994                         $  995,545
                   1995                          1,082,656
                   1996                          1,177,388
                   1997                          1,280,408

Note 9 - Merger of ESOP

         As discussed in Note 1, the Company's ESOP was merged into the Plan and the Plan was amended and restated on October 18, 1992, the Merger Date.

         On the Merger Date, the ESOP's assets consisted of 911,743 shares of Company common stock with a market value of $10,147,700, and temporary investments of $10,102. Of the 911,743 shares of Company common stock held by the ESOP, 192,143 were allocated to participants in the ESOP as of the Merger Date and 719,600 were held in a suspense account for future allocation to participants.

        Of the shares held by the ESOP, 910,223 were acquired with the proceeds of the ESOP Loan described in Note 8. The outstanding balance of the ESOP Loan on the Merger Date was $6,601,441.

        On the Merger Date, the ESOP had a $662,454 liability for the distribution of cash and shares of Company common stock to former ESOP participants.

        The assets and liabilities of the ESOP were transferred to the Plan at their fair market value on the Merger Date.

Note 10 - Statement of Financial Condition - 1992

The statement of financial condition at October 31, 1992 was as follows:

                                        RECOGNITION    NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY         SPECTRUM
                                           STOCK         GROWTH        TECHNOLOGY        GROWTH          INCOME          INCOME
                                           FUND           FUND            FUND            FUND            FUND            FUND
                                     --------------- -------------- --------------- --------------- --------------- ---------------
Assets
 Cash                                $        45,233 $              $               $               $               $
 Investment income receivable
 Investments:
  Recognition International Inc.
   common stock, at market
    Participant account                    6,634,224
    Suspense account                       7,432,044
  New America Growth Fund, at market                      2,785,119
  Science and Technology Fund, at
   market                                                                   732,702
  Spectrum Growth Fund, at market                                                           952,424
  Equity Income Fund, at market                                                                           4,627,694
  Spectrum Income Fund, at market                                                                                         1,230,915
  U.S. Treasury Money Fund
  Stable Value Fund
  Aetna contract
  Temporary investments                       10,115
 Contributions receivable                     11,518         51,620          31,207          30,642          52,104          30,474
 Participant loans
 Other receivables
 Interfund receivables/(payables)              6,218         39,465          20,498          19,431          48,622          31,994
                                     --------------- -------------- --------------- --------------- --------------- ---------------
    Total assets                          14,139,352      2,876,204         784,407       1,002,497       4,728,420       1,293,383
                                     --------------- -------------- --------------- --------------- --------------- ---------------
Liabilities
 Withdrawals and terminations
  payable in:
   Cash                                      674,432         26,273           5,195          12,067          47,673          12,343
   Recognition International Inc.
    common stock, at market                   56,330
 Long-term debt                            5,451,441
                                     --------------- -------------- --------------- --------------- --------------- ---------------
    Total liabilities                      6,182,203         26,273           5,195          12,067          47,673          12,343
                                     --------------- -------------- --------------- --------------- --------------- ---------------
Plan equity                          $     7,957,149 $    2,849,931 $       779,212 $       990,430 $     4,680,747 $     1,281,040
                                     =============== ============== =============== =============== =============== ===============

                                        U.S. TREASURY                                                    PARTICIPANT
                                            MONEY          STABLE         INTEREST         EQUITY           LOAN
                                            FUND         VALUE FUND         FUND            FUND            FUND           TOTAL
                                      -------------- --------------- --------------- --------------- --------------- --------------
Assets
 Cash                                 $              $               $        20,342 $        27,071 $               $       92,646
 Investment income receivable                                                                                 57,600         57,600
 Investments:
  Recognition International Inc.
   common stock, at market
    Participant account                                                                                                   6,634,224
    Suspense account                                                                                                      7,432,044
  New America Growth Fund, at market                                                                                      2,785,119
  Science and Technology Fund, at
   market                                                                                                                   732,702
  Spectrum Growth Fund, at market                                                                                           952,424
  Equity Income Fund, at market                                                                                           4,627,694
  Spectrum Income Fund, at market                                                                                         1,230,915
  U.S. Treasury Money Fund                 1,094,277                                                                      1,094,277
  Stable Value Fund                                       16,360,796                                                     16,360,796
  Aetna contract
  Temporary investments                                                                                                      10,115
 Contributions receivable                     29,864          69,344                                                        306,773
 Participant loans                                                                                         1,784,167      1,784,167
 Other receivables                                                                                           227,869        227,869
 Interfund receivables/(payables)             32,877          86,365                                        (285,470)
                                      -------------- --------------- --------------- --------------- --------------- --------------
    Total assets                           1,157,018      16,516,505          20,342          27,071       1,784,166     44,329,365
                                      -------------- --------------- --------------- --------------- --------------- --------------
Liabilities
 Withdrawals and terminations
  payable in:
   Cash                                       34,488         243,654                                                      1,056,125
   Recognition International Inc.
    common stock, at market                                                                                                  56,330
 Long-term debt                                                                                                           5,451,441
                                      -------------- --------------- --------------- --------------- --------------- --------------
    Total liabilities                         34,488         243,654               0               0               0      6,563,896
                                      -------------- --------------- --------------- --------------- --------------- --------------

Plan equity                           $    1,122,530 $    16,272,851 $        20,342 $        27,071 $     1,784,166 $   37,765,469
                                      ============== =============== =============== =============== =============== ==============

Note 11 - Statement of Income and Changes in Plan Equity - 1992

The statement of income and changes in plan equity for the year ended October 31, 1992 was as follows:



                                        RECOGNITION     NEW AMERICA     SCIENCE AND      SPECTRUM         EQUITY
                                           STOCK          GROWTH        TECHNOLOGY        GROWTH          INCOME
                                           FUND            FUND            FUND            FUND            FUND
                                     --------------- --------------- --------------- --------------- ---------------
Investment income                    $         5,144 $               $               $               $        44,259

Deposits and contributions                 1,299,969         412,939         235,404         261,996         440,355

Unrealized gains (losses)
 on investments                            2,555,794         153,627          67,108           6,562         (62,406)

Realized gains (losses) on
 investments                                 (38,758)          1,095           1,749             168          (1,814)

Withdrawals and terminations
 paid in:
  Cash                                      (165,085)        (28,684)         (5,870)        (12,973)       (142,389)
  Recognition International Inc.
    common stock, at market                  (82,108)

Interfund transfers                         (227,430)      2,310,954         480,821         734,677       4,402,742

Administrative fees

Other income (expense)                       (17,771)
                                     --------------- --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                    3,329,755       2,849,931         779,212         990,430       4,680,747

Merger of ESOP                             2,893,907

Equity, beginning of year                  1,733,487
                                     --------------- --------------- --------------- --------------- ---------------
Equity, end of year                  $     7,957,149 $     2,849,931 $       779,212 $       990,430 $     4,680,747
                                     =============== =============== =============== =============== ===============


                                         SPECTRUM      U.S. TREASURY                    AGGRESSIVE     CONSERVATIVE
                                          INCOME           MONEY          STABLE          EQUITY          EQUITY
                                           FUND            FUND         VALUE FUND         FUND            FUND
                                     --------------- --------------- --------------- --------------- ---------------
Investment income                    $        21,264 $         9,302 $       211,290 $       111,640 $       102,109

Deposits and contributions                   249,478         317,677         612,155         115,366         151,560

Unrealized gains (losses)
 on investments                              (17,352)                                       (146,998)         82,439

Realized gains (losses) on
 investments                                     146                                         155,463         142,147

Withdrawals and terminations
 paid in:
  Cash                                       (28,888)        (36,310)       (555,276)       (109,961)       (182,436)
  Recognition International Inc.
    common stock, at market

Interfund transfers                        1,056,392         805,431      16,004,682      (2,027,009)     (3,302,113)

Administrative fees                                          (30,417)

Other income (expense)                                        56,847                          (4,562)         (6,802)
                                     --------------- --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                    1,281,040       1,122,530      16,272,851      (1,906,061)     (3,013,096)

Merger of ESOP

Equity, beginning of year                                                                  1,906,061       3,013,096
                                     --------------- --------------- --------------- --------------- ---------------
Equity, end of year                  $     1,281,040 $     1,122,530 $    16,272,851 $             0 $             0
                                     =============== =============== =============== =============== ===============


                                                                        PARTICIPANT
                                         INTEREST         EQUITY           LOAN
                                           FUND            FUND            FUND            TOTAL
                                     --------------- ---------------  -------------- ---------------
Investment income                    $     1,102,076 $         1,099  $       82,009 $     1,690,192

Deposits and contributions                   846,499                                       4,943,398

Unrealized gains (losses)
 on investments                                                                            2,638,774

Realized gains (losses) on
 investments                                 631,804                                         892,000

Withdrawals and terminations
 paid in:
  Cash                                    (1,883,244)                        (67,088)     (3,218,204)
  Recognition International Inc.
    common stock, at market                                                                  (82,108)

Interfund transfers                      (22,013,408)          5,016       1,769,245

Administrative fees                                                                          (30,417)

Other income (expense)                       (28,202)            121                            (369)
                                     --------------- --------------- --------------- ---------------
Net increase (decrease) in plan
 equity                                  (21,344,475)          6,236       1,784,166       6,833,266

Merger of ESOP                                                                             2,893,907

Equity, beginning of year                 21,364,817          20,835                      28,038,296
                                     --------------- --------------- --------------- ---------------
Equity, end of year                  $        20,342 $        27,071 $     1,784,166 $    37,765,469
                                     =============== =============== =============== ===============

Note 12 - Statement of Income and Changes in Plan Equity - 1991

The statement of income and changes in plan equity for the year ended October 31, 1991 was as follows:


                               RECOGNITION      AGGRESSIVE     CONSERVATIVE
                                  STOCK           EQUITY          EQUITY         INTEREST         EQUITY
                                   FUND            FUND            FUND            FUND            FUND           TOTAL
                              -------------   -------------   -------------   -------------   -------------   -------------
Investment income             $     15,799    $     74,762    $    239,079    $  1,858,480    $      1,278    $  2,189,398

Deposits and contributions         211,159         246,011         420,509       2,636,349                       3,514,028

Unrealized gains
 on investments                    664,969         525,121         607,756                                       1,797,846

Realized gains (losses) on
 investments                       (95,999)         25,100          (5,559)                                        (76,458)

Other expense                       (3,026)                                                                         (3,026)

Withdrawals and terminations
 paid in:
   Cash                           (119,520)       (216,236)       (450,411)     (3,741,938)                     (4,528,105)
   Recognition International Inc.
    common stock, at market        (76,474)                                                                        (76,474)

Interfund transfers               (180,307)          4,152         (65,669)        241,824

Administrative fees                 (2,726)         (8,080)        (10,865)        (20,136)                        (41,807)
                              ------------    ------------    ------------    ------------    ------------    ------------
Net increase
  in plan equity                   413,875         650,830         734,840         974,579           1,278       2,775,402

Equity, beginning of year        1,319,612       1,255,231       2,278,256      20,390,238          19,557      25,262,894
                              ------------    ------------    ------------    ------------    ------------    ------------
Equity, end of year           $  1,733,487    $  1,906,061    $  3,013,096    $ 21,364,817    $     20,835    $ 28,038,296
                              ============    ============    ============    ============    ============    ============

                               INDEX TO EXHIBITS


Exhibit       Description of Exhibit
- -------       ----------------------

   1.         Consent of Independent Accountants